FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 May 2013

COMPANY SECRETARY CHANGE

*** Ralph Barber to step down, become Adviser to the Chairman ***
*** Appointment of Ben Mathews retains multi-listing expertise ***

HSBC Holdings plc ('HSBC') announces that Ralph Barber is to step down as HSBC Group Company Secretary on 30 June 2013 after 26 years in the role. He will be succeeded as Group Company Secretary by Ben Mathews, the Group Company Secretary of Rio Tinto Group ('Rio Tinto'), with effect from 1 July 2013.

In the 33 years Ralph has been with the HSBC Group he has served as Corporation Secretary of The Hongkong and Shanghai Banking Corporation and Company Secretary of Midland Bank as well as Secretary of HSBC Holdings plc since it was created in 1991. During this period Ralph has been responsible for listing HSBC in London, Hong Kong, New York, Paris and Bermuda and has managed numerous corporate actions, including the successful rights issue at the height of the financial crisis in 2009.

A Fellow of the Institute of Chartered Secretaries and Administrators, Ralph was honoured in 2011 with the Institute's Outstanding Achievement Award.

HSBC Group Chairman Douglas Flint said: "Ralph has been a great source of strength to the HSBC Group with his extensive experience and track-record in both our home markets of Hong Kong and the UK. He is widely respected by his peers and his advice is widely sought on corporate governance and international listings. I am delighted that Ralph has agreed to remain with HSBC as my Adviser. His expertise will be particularly valuable as we seek to list on the Shanghai International Board when regulations allow."

Ben Mathews, a Fellow of the Institute of Chartered Secretaries and Administrators, will commence at HSBC on 11 June 2013, formally becoming Group Company Secretary on 1 July 2013. Ben has been Company Secretary at Rio Tinto since 2007, managing Rio Tinto's dual-listings in London and Sydney, as well as a share listing on NYSE Euronext Brussels, and an ADR programme in the United States.

Commenting on the appointment, Douglas Flint said: "I'm delighted to welcome Ben to HSBC. His experience of multi-jurisdictional listings will be of great benefit to him in his new role and to HSBC in ensuring continuity of that expertise."

Media enquiries to Patrick Humphris on +44 (0) 20 7992 1631 or at patrick.humphris@hsbc.com

Notes to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 23 May 2013